CONSENT OF GMP SECURITIES L.P.

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F (the “Form 40-F”) being filed by Kirkland Lake Gold Ltd. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the Joint Management Information Circular of the Company and Kirkland Lake Gold Inc. dated October 28, 2016 (the “2016 Joint Circular”), which includes reference to GMP Securities L.P. (“GMP”) in connection with the Fairness Opinion of GMP dated September 28, 2016 and (2) the Joint Management Information Circular of the Company and Crocodile Gold Corp. dated June 2, 2015 (the “2015 Joint Circular”), which includes reference to GMP in connection with the Fairness Opinion of GMP dated May 11, 2015.

The undersigned further consents to the filing of the fairness opinions and the related descriptions in the 2016 Joint Circular and the 2015 Joint Circular with the Form 40-F.

GMP SECURITIES L.P.

/s/ GMP Securities L.P.
Name:
Title:

Date: August 4, 2017